

August 2, 2021

Mollie Carter
Chief Executive Officer
FirstSun Capital Bancorp
1400 16th Street, Suite 250
Denver, CO 80202

      Re: FirstSun Capital Bancorp
          Amendment No. 1 to
          Draft Registration Statement on Form S-4
          Submitted on July 22, 2021
          CIK 0001709442
          Registration Statement on Form S-4
          Filed on July 26, 2021
          File No. 333-258176

Dear Ms. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-4 filed July 26, 2021

Material U.S. Federal Income Tax Consequences of the Mergers, page 105

1.   We note you have filed short form tax opinions with your exhibits 8.1 and 8.2. We further note the first paragraph in this section says that it is the opinion of counsel that the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger. Please revise to identify the specific tax issue that counsel is opining upon and remove the language that appears to indicate that counsel is opining

upon a summarized discussion. Please refer to Section III.C.2. of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibits

2. Please refer to Exhibit 8.2. We note the language in the last paragraph that the opinion is being furnished solely to the company in connection with the filing and is not to be relied upon for any other purpose without your prior written consent. Limitations on reliance are not acceptable. Investors are entitled to rely on the opinion. Please revise accordingly. Refer to Section III.D.1. of Staff Legal Bulletin No. 19.

You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance